EXHIBIT 99.1

Just Energy Group Inc. Announces United States Court of Appeal for the Second Circuit Affirms Just Energy’s Use of the Outside Sales Exemption

TORONTO, Sept. 20, 2018 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the "Company"), a leading consumer company, specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options, is pleased to announce that in Kevin Flood, et al. v. Just Energy Marketing Group, et al. 2d Cir., No. 17-0546, the United States Court of Appeals for the Second Circuit yesterday affirmed the lower court’s decision holding that the plaintiffs fit the “outside salesman” exemption under the Fair Labor Standards Act (“FLSA”) and New York Labor Law (“NYLL”).  Accordingly, the plaintiffs were not entitled to the minimum wage and overtime claims brought under the FLSA and NYLL.

Judge Meyer, writing on behalf of a unanimous three judge panel, held that there was no dispute that the plaintiffs were regularly employed away from Just Energy’s office and that their primary duty was to make sales as well as to obtain orders or contracts for services. Accordingly, the Court rejected the plaintiffs’ argument that the outside salesman exemption may not be applied because Just Energy retained discretion to reject contracts that plaintiffs secured from door‐to‐door customers or because of the overall degree of supervision that Just Energy exercised over the plaintiffs’ activities.  The Court referenced the recent U.S. Supreme Court decision in Encino Motorcars, LLC v. Navarro, 138 S. Ct. 1134, 1142 (2018) holding that exemptions under the FLSA should not be read narrowly.

Patrick McCullough, Just Energy’s President and Chief Executive Officer stated that “We are very pleased with the decision of the Court of Appeal.  It validates our conviction that we have consistently adhered to the law.  We believe that this decision will fortify our positions in similar class action claims brought in other jurisdictions as we continue to vigorously defend them.  Accordingly, this decision provides the opportunity for Just Energy to revisit the approximately $4 million legal reserve remaining for these claims.”

Just Energy was represented by Sherman Boseman Legal Group and Littler Mendelson P.C.

About Just Energy Group Inc.

Established in 1997, Just Energy is a leading consumer company specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options. With offices located across the United States, Canada, the United Kingdom, Germany, Ireland and Japan, Just Energy serves approximately 1.6 million residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy is the parent company of Amigo Energy, Green Star Energy, Hudson Energy, Interactive Energy Group, Just Energy Advanced Solutions, Tara Energy, terrapass and EdgePower Inc. Visit justenergygroup.com to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These forward-looking statements include, but are not limited to, the results of litigation in similar class action claims and are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to general economic and market conditions, levels and rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. These risks are not necessarily all of the risks that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jim Brown
Chief Financial Officer
Just Energy
713-544-8191
jbrown@justenergy.com

or

Michael Cummings
Investor Relations
Alpha IR Group
617-461-1101
michael.cummings@alpha-ir.com